

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

March 31, 2009

<u>Via U.S. Mail and Facsimile (574-371-8033)</u>

David C. Dvorak
President and Chief Executive Officer
Zimmer Holdings, Inc.
345 East Main Street
Warsaw, IN 46580

>   **Re: Zimmer Holdings, Inc.**
>   **Form 10-K for the Fiscal Year Ended December 31, 2008**
>   **Filed February 27, 2009**
>   **File No. 1-16407**

Dear Mr. Dvorak:

We have limited our review of your filing to disclosure relating to your contacts with countries that have been identified as a state sponsor of terrorism, and we have the following comments. Our review with respect to this issue does not preclude further review by the Assistant Director group with respect to other issues. At this juncture, we are asking you to provide us with supplemental information, so that we may better understand your disclosure. Please be as detailed as necessary in your response. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comment or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>General</u>

1. We note from disclosure on pages 4 and 58 that you conduct operations in the Middle East and Africa. In addition, we note September 2007 and October 2008 news articles stating that you or certain subsidiaries sell products in Latin America. Iran and Syria, located in the Middle East, Sudan located in Africa, and Cuba, alternatively viewed as encompassed by references to the Caribbean or to Latin America, are identified by the State Department as state sponsors of terrorism, and are subject to U.S. economic sanctions and export controls. We

also note information on Zimmer Spine's website stating that Tehran Sutures Co., an Iranian company, is one of Zimmer Spine's distributors. We note that your Form 10-K does not include disclosure regarding contacts with, Cuba, Iran, Sudan and Syria. Please describe to us the nature and extent of your past, current, and anticipated contacts with the referenced countries, whether through subsidiaries, resellers, retailers, distributors, or other direct or indirect arrangements. Your response should describe any products, equipment, components, technology, and services you have provided to those countries, and any agreements, commercial arrangements, or other contracts you have had with the governments of those countries or entities controlled by those governments.

* * * * *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit your response letter on EDGAR.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filings include all information required under the Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to the company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

Please understand that we may have additional comments after we review your response to our comment. Please contact Jennifer Hardy, Special Counsel, at (202) 551-3767 if you have any questions about the comment or our review. You may also contact me at (202) 551-3470.

Sincerely,

Cecilia Blye, Chief
Office of Global Security Risk

cc: Peggy Fisher
Assistant Director
Division of Corporation Finance